Exhibit 12

September 13, 2005

Merrill Lynch

Global Markets & Investment Banking

Letterhead

Spyglass Merger Corp.
2725 Sand Hill Road, Suite 150
Menlo Park, CA 94025
Attention:  Hollie Moore

Dear Hollie:

Pursuant to our recent conversations, we are pleased to confirm the arrangements under which Merrill Lynch & Co. (“Merrill Lynch”) will act as a financial advisor to Spyglass Merger Corp. (the “Company”) in connection with a proposed acquisition of Serena Software, Inc. (the “Target”).

1.             Scope of Engagement.  As your financial advisor, we will perform such financial advisory and investment banking services for the Company as are customary and appropriate in transactions of this type and as you reasonably request including assisting the Company in analyzing, structuring, negotiating and effecting the proposed Acquisition Transaction (as defined below) on the terms and conditions of this letter agreement.

In the event that the Company makes a tender or exchange offer for securities of the Target during the period Merrill Lynch is retained by the Company or within the Tail Period (as defined below), the Company will retain Merrill Lynch as sole dealer-manager for such offer pursuant to a dealer-manager agreement that is mutually acceptable to the Company and Merrill Lynch (for the avoidance of doubt, it is understood that no fee will be payable to Merrill Lynch in connection with its retention as dealer-manager).

2.             Acquisition Transaction.  For purposes of this agreement, an “Acquisition Transaction” is any transaction or series of transactions in which the Company or any of its affiliates acquires directly or indirectly a majority of any of the stock, assets, revenues, income or business of the Target or otherwise gains control of the Target, including any combination of the businesses, regardless of the structure or form of the transaction.

3.             Fees.  The Company agrees to pay the following fee to Merrill Lynch for its financial advisory services.  If, during the period Merrill Lynch is retained by the Company or within one year thereafter (the “Tail Period”), the Acquisition Transaction is consummated or the Company enters into an agreement regarding the Acquisition Transaction (which is subsequently consummated), there will be a fee of $5.0 million, payable in cash upon the closing of the Acquisition Transaction.

4.             Expenses.  In addition to the fees, the Company agrees to reimburse Merrill Lynch for its reasonable expenses incurred in connection with this engagement, such reimbursement being payable only upon the closing of the Acquisition Transaction.  These expenses generally include travel costs, document production and other customary expenses for this type of transaction, including the reasonable fees and disbursements of legal counsel.

5.             Disclosure.  Any document, advice, opinion or analysis provided by Merrill Lynch hereunder will be solely for the use and benefit of senior management of the Company and will not be quoted, reproduced, summarized, or otherwise disclosed, nor will any reference to Merrill Lynch be made, without Merrill Lynch’s prior written consent.  Notwithstanding any other provision of this letter agreement, immediately upon the commencement of discussions with respect to the transactions contemplated hereby, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this letter agreement and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure.

6.             Information.  The Company will furnish, or arrange to have furnished to, Merrill Lynch such information as Merrill Lynch believes appropriate to its engagement hereunder (all such information so furnished being the “Information”), and will update such Information as appropriate.  The Company recognizes and consents to the fact that Merrill Lynch (i) will use and rely on the accuracy and completeness of the Information supplied or otherwise made available to Merrill Lynch without having any obligation to independently verify the same, (ii) does not assume responsibility for the accuracy or completeness of the Information or such other information, (iii) has no obligation to undertake an independent evaluation, appraisal or physical inspection of any assets or liabilities of the Company or the Target, and (iv) with respect to any financial forecasts (including cost savings and synergies) that may be furnished to or discussed with Merrill Lynch by the Company or the Target, will assume that they have been reasonably prepared and reflect the best then currently available estimates and judgment of the Company’s or such Target’s management.  Notwithstanding any provision herein to the contrary, Merrill Lynch acknowledges and agrees that the Company is not making any representation or warranty, express or implied, as to the accuracy or completeness of the Information, and the Company shall not be liable to Merrill Lynch or any other person resulting from Merrill Lynch’s use of the Information.

7.             Independent Contractor.  It is understood and agreed that Merrill Lynch is retained to act solely as financial advisor and, in such capacity, shall act as an independent contractor with duties solely to the Company and nothing in this letter agreement or the nature of the services shall be deemed to create a fiduciary or agency relationship between Merrill Lynch and the Company or its stockholders, creditors, employees or any other party.

8.             Term and Termination.  This engagement may be terminated by the Company or Merrill Lynch at any time (the “Term”) upon written notice to that effect to the other party, it being understood that the provisions of Section 3 (Fees), 4 (Expenses), 5 (Disclosure), 8 (Term and Termination), 9 (Indemnity) and 11 (Miscellaneous) shall survive termination of this agreement.

9.             Indemnity.  In connection with engagements such as this, it is Merrill Lynch’s policy to receive indemnification. The Company agrees to the provisions with respect to the indemnification of Merrill Lynch and the other matters set forth in Annex A.  Annex A is incorporated by reference in its entirety into this letter.  For the avoidance of doubt, it is understood that the provisions with respect to the indemnification of Merrill Lynch set forth in Annex A and the other rights to indemnification to which Merrill Lynch may be entitled pursuant to any other agreements entered into between the Company and Merrill Lynch in connection with an Acquisition Transaction (including, without limitation, the financing thereof) shall not entitle Merrill Lynch or any of its affiliates or their respective directors, officers, employees, agents or controlling persons to obtain duplicative indemnification from the Company with respect to any loss, claim, damage or liability.

10.           Public Announcement.  The Company acknowledges that Merrill Lynch may, at its option and expense, place an announcement in such newspapers, periodicals and electronic media as it may choose, stating that Merrill Lynch has acted as the financial advisor to the Company in connection with the Acquisition Transaction.

11.           Miscellaneous.

(a)           Merrill Lynch is acting as Financial Advisor and is not an expert on, and cannot render opinions regarding, legal, accounting, regulatory or tax matters. You should consult with your other professional advisors concerning these matters before undertaking the proposed transaction.

(b)           Merrill Lynch is a full service securities firm engaged, either directly or through its affiliates, in various activities including securities trading, investment management, financing and brokerage activities and financial advisory services for companies, governments and individuals.  In the ordinary course of these activities, Merrill Lynch and its affiliates may actively trade the debt and equity securities or other financial instruments (or related derivative instruments) of the Company, the Target or other parties which may be the subject of the engagement contemplated by this letter agreement for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities or instruments.  The interests of the parties described in this Section 11(b) may conflict with yours.

(c)           No waiver, amendment or other modification of this letter agreement shall be effective unless in writing and signed by each party to be bound thereby.  This letter agreement shall inure to the benefit of and be binding on the Company, Merrill Lynch and their respective successors.

(d)           In case any provision of this letter agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this letter agreement shall not in any way be affected or impaired thereby.

(e)           This letter agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York.

(f)            Each of Merrill Lynch and the Company (on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of this letter agreement.

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Merrill Lynch the duplicate copy of this letter agreement enclosed herewith.  We are delighted to accept this engagement and look forward to working with you on the assignment.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

	By	/s/ Christopher Gaertner
Christopher Gaertner
Managing Director
Accepted and agreed to as of the date first written above:

SPYGLASS MERGER CORP.

By	/s/ Hollie Moore
Hollie Moore
President